20015652

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove St, Ste 160
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Reny Greenleaf 949/752-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

DEC 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Knutsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corp, as of September 30th, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

R. DALBY
Notary Public - California
Orange County
Commission # 2171918
My Comm. Expires Dec 11, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
JDL Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JDL Securities Corporation as of September 30, 2020, the related statements of income, changes in stockholder's equity and cash flows for the year ended September 30, 2020 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JDL Securities Corporation's management. Our responsibility is to express an opinion on JDL Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule 1- Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of JDL Securities Corporation's financial statements. The supplemental information is the responsibility of JDL Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 23, 2020

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS

Cash and cash equivalents:		
Cash		$ 48,622
Deposit - Clearing Agent - allowable		4,969
Total cash and cash equivalents		53,591
Receivables:		
12b(1) fees	210,867	
Total receivables		210,867
Other assets:		
Prepaid expenses	2,980	
Due from parent	41,426	
CRD (flex funding) account	223	
Total other assets		44,629
Total assets		$ 309,087

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		$ 10,374
Commissions payable - 12b(1) fees		52,717
Commissions payable - Settled trades		1,494
Deferred tax liability		42,000
Total liabilities		106,585
Stockholder's equity :		
Common stock, no par value; 100,000 shares authorized; 50,100 shares; issued and outstanding	$ 50,100	
Retained earnings	152,402	
Total stockholder's equity		202,502
Total liabilities and stockholder's equity		$ 309,087

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2020

Revenues:		
Commissions and concessions - See Note 3		$ 2,310,482
Interest		63
Total revenues		2,310,545
Expenses:		
Administrative expense allocation - See Note 5	$ 68,868	
Clearing broker fees	19,285	
Commissions	996,155	
Data processing	4,493	
Dues and subscription	12,308	
Fidelity bond	2,879	
Maintenance	939	
Meals and entertainment	113	
Miscellaneous	17,969	
Office supplies and printing	1,305	
Other expense allocation - See Note 5	33,444	
Professional fees	32,574	
Regulatory fees	23,620	
Salaries, wages and employee benefits - See note 5	450,959	
Taxes and licenses	3,821	
Total expenses		1,668,732
Income before income taxes		641,813
Income taxes		15,800
Net income		$ 626,013

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2020

	Common Shares		Common Stock		Retained Earnings		Total
Balance, beginning of year	50,100	$	50,100	$	113,389	$	163,489
Dividends paid	-		-		(587,000)		(587,000)
Net income	-		-		626,013		626,013
Balance, end of year	50,100	$	50,100	$	152,402	$	202,502

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2020

Cash flows from operating activities:		
Net income		$ 626,013
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables	(77,944)	
Increase in due from parent	(17,227)	
Increase in CRD deposits	(134)	
Increase in accounts payable	2,434	
Increase in commissions payable - 12b(1) fees	19,517	
Increase in commissions payable - Settled trades	540	
Decrease in commissions payable - Trade not settled	(112)	
Increase in deferred tax liabilities	15,000	
Total adjustments		(57,926)
Net cash flows provided by operating activities		568,087
Cash flows from financing activities:		
Dividends paid	(587,000)	
Net cash flows used in financing activities		(587,000)
Net decrease in cash and cash equivalents		(18,913)
Cash and cash equivalents at beginning of year		72,504
Cash and cash equivalents at end of year		$ 53,591

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for:	
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2020

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation, (the "Company", "Firm") is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc. (JDLA), a registered investment adviser registered with the Securities and Exchange Commission. The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and currently operates pursuant to the (k)(1) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through Mutual Fund companies. The Firm's primary business consists of selling mutual funds. Until June 1, 2020, the Firm also conducted minimal business in over-the counter and listed securities. As of that date, the Firm discontinued its relationship with the clearing broker. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting as required by the Securities and Exchange Commission and FINRA.

SIPC

During the year, the Firm discontinued its SIPC membership and now annually files the Form SIPC-3-*Certification of Exclusion From Membership*.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requries the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

On October 1, 2018, the Company adopted ASU 2014-09 "*Revenue from Contracts with Customers*" and all subsequent amendments to the ASU (collectively, "ASU 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended September 30, 2020 or net income for the preceding year-end. Services within the scope of ASC 606 include-

a. Interest
b. Mutual fund and 12b-1 fees

Refer to the following Revenue Recognition Note- "*Revenue from Contracts with Customers*" for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue from Contracts with Customers

Investment Brokerage Fees (Gross)

Until May 31, 2020, the Firm earned brokerage fees from its contracts with brokerage customers to transact on their account. Fees were transaction based, including trade execution services, and were recognized at the point in time that the transaction was executed, i.e., the trade date. This included riskless principal (government and corporate bonds) transactions in which the Firm received a buy order from a customer and the Firm purchased the security from another person or entity to offset the sale to the customer. The Firm bought the bond at a lower price than it sold it. The riskless principal revenue was earned at the time the transaction was executed. Effective June 1, 2020, the Firm ended the clearing relationship with its clearing agent and discontinued any type of brokerage transactions

Mutual Fund (Pooled Investment vehicles) and 12b-1 fees

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

Income Taxes

The Firm files consolidated federal and state income tax returns with its parent, JDLA and is allocated a portion of the consolidated tax liability based upon its share of net income.

The Firm has adopted the provisions of FASB ASC Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC also requires the Firm to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained. The company believes that it has no uncertain tax positions.

Impact of New Accounting Standards

The Firm is evaluating new accounting standards and will implement as required.

(2) INCOME TAXES

Income tax expense consists of the following:

	Federal	State	Total
Current	$ -	800	800
Deferred	10,500	4,500	15,000
Total	$ 10,500	5,300	15,800

The Firm accounts for its income taxes per the Income taxes Topic of FASB ASC, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes and relates primarily to a non-allowable receivable.

(3) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions - Clearing agent-Investment Brokerage Fees	$ 16,630
Concessions - Direct/Mutual Funds	39,029
Concessions - Trails-Mutual Funds	400,988
Concessions - 529 Plan-Mutual Funds	39,418
Section 12b(1) fees	1,814,417
Total commission and concession revenue	$2,310,482

"Commissions - Clearing agent" are commissions from the following:

Listed /OTC	$ 497
Mutual Funds	1,200
Third Market Transactions	821
Trails	14,004
Preferred	108
Total	$ 16,630

(4) ACCOUNTS RECEIVABLE

At September 30, 2020, accounts receivable totaled $210,867 and consisted of 12b(1) fees estimated based on averaged historical receipts. The Firm has evaluated its accounts receivable and determined that it does not need a bad debt allowance as all accounts receivable are deemed collectible.

(5) RELATED PARTY TRANSACTIONS

EXPENSE-SHARING AGREEMENT

The Firm has entered into an expense-sharing agreement with its parent, JDLA. Under this agreement, certain administrative and other expenses are initially paid by JDLA and reimbursed by the Firm, while other administrative and personnel compensation and benefits are initially paid by the Firm and subsequently reimbursed by JDLA. The expenses are allocated between the entities based upon the ratio of clients affiliated with the parent versus those only affiliated with the Firm. The expenses allocated to the Firm by its parent under this agreement for the fiscal year total $129,104. The amounts reimbursed to the Firm by its parent under this agreement during the fiscal year total $463,488 with an additional $3,520 receivable from the parent at September 30, 2020.

PAYROLL PROCESSING AGREEMENT

The Firm has a payroll processing agreement with its parent and processes certain payroll and payroll taxes on behalf of JDLA. The amounts reimbursed to the Firm by its parent under this agreement during the fiscal year total $1,489,410 with an additional $37,906 receivable from the parent at September 30, 2020.

5) RELATED PARTY TRANSACTIONS, continued

RETIREMENT PLAN

Effective January 1, 2013, J. Derek Lewis & Associates and its subsidiary adopted a 401 (k) Profit Sharing Plan, "the JDLA 401(k) Profit Sharing Plan". Employees over the age of 21 and who have completed 1 month of service are eligible to participate in the 401(k) Plan. Employees have the option of making retirement contributions to their account by reducing their salary on the Pre-Tax or Roth Elective Deferral basis. The plan offers a Company Safe Harbor Match up to 4% of employee's gross salary deferral for all eligible employees. Employer contributions are vested immediately. As of year-end, the Firm has contributed $48,345 to the Plan during the year.

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was November 23, 2020. No transactions or events were found that were material enough to require recognition in the financial statements.

(7) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2020, the net capital was $41,723 which exceeded the required minimum capital by $36,723. The aggregate indebtedness to net capital ratio was 1.55 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
SEPTEMBER 30, 2020

Schedule 1

Total equity from statement of financial condition			$	202,502
Less non-allowable assets:				
CRD (Flex Funding) deposit	$	(223)		
Prepaid expenses		(2,980)		
12b(1) receivables in excess of related commissions payable		(158,150)		
Due from parent		(41,426)		
Total non-allowable assets				(202,779)
Net capital before haircuts				(277)
Add: Deferred taxes payable				42,000
Net capital			$	41,723

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Net capital from above	$	41,723
Excess net capital	$	36,723

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$	64,585
Ratio of aggregate indebtedness to net capital		1.55 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of form X-17A5 as of September 30, 2020.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3
SEPTEMBER 30, 2020

Schedule 2

The Company is not required to prepare a Computation of Reserve Requirements pursuant to Rule 15c3-3 as it is a corporation dealing primarily in mutual funds transacted directly with the Fund. The Company does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k)(1) of the Rule.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

SEPTEMBER 30, 2020

Schedule 3

The Company is exempt from the requirements of SEC Rule 15c3-3 Customer Protection - Reserves and custody of securities with respect to physical possession or control as set forth in the rule - as it does not receive or hold funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of JDL Securities Corporation, Inc.

We have reviewed management's statements, included in the accompanying JDL Securities Corporation, Inc.'s Annual Exemption Report, in which JDL Securities Corporation, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JDL Securities Corporation, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) for the period October 1, 2019 to May 31, 2020 and k(1) for the period June 1, 2020 to September 30, 2020 (the "exemption provisions") and JDL Securities Corporation, Inc. stated that JDL Securities Corporation, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JDL Securities Corporation, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDL Securities Corporation, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) and k(1)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 23, 2020

goldman & COMPANY, CPAs
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

JDL SECURITIES CORPORATION

1001 Dove Street
Suite 160
Newport Beach, CA 92660
Tel. 949/752-5206
Fax 949/752-0631

JDL SECURITIES

JDL SECURITIES CORPORATION
Exemption Report

SEPTEMBER 30, 2020

JDL Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) through May 31, 2020 and k(1) for the period June 1, 2020 to December 31, 2020.

During the fiscal year ended September 30, 2020, the Firm met the provisions of this exemption without exception.

I, Robert Knutsen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

November 23, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder and management of
JDL Securities Corporation, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JDL Securities Corporation, Inc. and the SIPC, solely to assist you and SIPC in evaluating JDL Securities Corporation, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period October 1, 2019 to May 31, 2020. JDL Securities Corporation, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period October 1, 2019 to May 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the period October 1, 2019 to May 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JDL Securities Corporation, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the period October 1, 2019 to May 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JDL Securities Corporation, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 23, 2020

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 09/30/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

43494 FINRA SEP
JDL SECURITIES CORP
1001 DOVE ST STE 160
NEWPORT BEACH CA 92660-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Reny Greenleaf 949-752-5206

2. A. General Assessment (item 2e from page 2) $-0-

B. Less payment made with SIPC-6 filed (**exclude interest**) (-0-)

Date Paid ______

C. Less prior overpayment applied (1730.42)

D. Assessment balance due or (overpayment) (1,730.42)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(1,730.42)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(1,730.42)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDL Securities Corporation
(Name of Corporation, Partnership or other organization)

reny greenleaf
(Authorized Signature)

CFO
(Title)

Dated the 20 day of November, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

*our membership with SIPC ended 5/31/2020

Amounts for the fiscal period
beginning 10/1/2020
and ending 5/31/2020*

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,475,513
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,491,087
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	19,148
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	871
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess *of total interest and dividend income.* $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,511,105
2d. SIPC Net Operating Revenues	$ (35,593)
2e. General Assessment @ .0015	$ -0-

(to page 1, line 2.A.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To Shareholder and Management
of JDL Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JDL Securities Corporation and the SIPC, solely to assist you and the SIPC in evaluating JDL Securities Corporation's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the period June 1, 2020 to September 30, 2020, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). JDL Securities Corporation's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period June 1, 2020 to September 30, 2020 to the total revenues in JDL Securities Corporation's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the period June 1, 2020 to September 30, 2020, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period June 1, 2020 to September 30, 2020 to schedule of excluded revenue, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by JDL Securities Corporation for the period June 1, 2020 to September 30, 2020 and in the related schedule of excluded revenue, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JDL Securities Corporation's compliance with the exclusion requirements from membership in SIPC for the period June 1, 2020 to September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JDL Securities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
November 23, 2020

goldman & COMPANY, CPAS
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x reny greenleaf Nov 20, 2020
Authorized Signature/Title Date

SIPC-3 2020

8- 43494 FINRA SEP

JDL SECURITIES CORP
1001 Dove St, STE 160
Newport Beach, CA 92660

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 2020

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA"). (effective June 1, 2020)

The above broker-dealer certifies that during the fiscal year ending Sept 30, 2020 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.